United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


Commission File Number:  333-03418-05


  Delta Funding Corporation
  Home Equity Loan Asset-Backed Certificates, Series 2000-3 Trust


(Exact name of registrant as specified in its charter)

  c/o Wells Fargo Bank Minnesota, N.A.
  11000 Broken Land Parkway
  Columbia, Maryland  21044
  (410) 884-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  A_1F

  A_2F

  A_3F

  A_4F

  A_5F

  A_6F

  IOF

  A_1A

  M_1

  M_2

  B

  BIO

  R_1

  R_2

  R_3

  P

(Title of each class of securities covered by this Form)

  None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   / /

  Rule 12g-4(a)(1)(ii)  / /

  Rule 12g-4(a)(2)(i)   / /

  Rule 12g-4(a)(2)(ii)  / /

  Rule 15d-6            /X/

  Rule 12h-3(b)(1)(i)   /X/

  Rule 12h-3(b)(1)(ii)  / /

  Rule 12h-3(b)(2)(i)   / /

  Rule 12h-3(b)(2)(ii)  / /


Approximate number of holders of record as of the certification or notice date:

  30


Pursuant to the requirements of the Securities Exchange Act of 1934,

            Delta Funding Corporation
           Home Equity Loan Asset-Backed Certificates, Series 2000-3 Trust


has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 01/24/2001
By: /S/ Sherri J. Sharps, Vice President



Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.